FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No.  1             FRN Variable Rate Fix - Amendment dated 07 January 2004


RE: NORTHERN ROCK PLC
    GBP 100,000,000.00
    MATURING: 19-Jan-2005
    ISSUE DATE: 19-Jly-2002
    ISIN: XS0151685103

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
20-Oct-2003 TO 19-Jan-2004 HAS BEEN FIXED AT 3.832500 PCT

INTEREST PAYABLE VALUE 19-Jan-2004 WILL AMOUNT TO:
GBP 952.89 PER GBP 100,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881



                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  12 January 2004               By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary